UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Av. Presidente Riesco 5711, Piso 20
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

Contact for TAM S.A. Tel: +55 11 5582 9715 invest@tam.com.br	Contact for LAN Airlines S.A. Tel: +56 2 565 8785 investor.relations@lan.com

LAN AND TAM ANNOUNCE PRESENTATION TO THE BRAZILIAN NATIONAL CIVIL AVIATION AGENCY

Santiago, Chile and Sao Paulo, Brazil, October 20, 2010.-LAN Airlines S.A. (LAN) (NYSE: LFL/IPSA:  LAN) and TAM S.A. (TAM) (BM&FBOVESPA: TAMM4/NYSE: TAM) today announced that LAN, TAM and their respective controlling shareholders have agreed on the final transaction structure for the transaction described in the Memorandum of Understanding signed by both companies on August 13, 2010.  In this context, TAM’s subsidiaries (i) TAM Linhas Aéreas S.A, (ii) Pantanal Linhas Aéreas S.A. and (iii) TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. have submitted this structure for the approval of the Brazilian National Civil Aviation Agency (ANAC).

The structure presented to ANAC is the following:1

FINAL TRANSACTION STRUCTURE

[1]
The structure assumes that all LAN and TAM shareholders participate in the transaction and that, except for the shares contemplated to be issued in the transaction, the number of outstanding shares of LAN and TAM does not change.

The approval of ANAC is a mandatory requirement to complete this transaction.  Both companies continue working towards implementing the announced transaction, which is still subject to the parties entering into necessary definitive agreements, and satisfaction of conditions, including regulatory and corporate approvals and actions.

Any further information about this transaction:  www.latamairlines.com.

About LAN

LAN Airlines is a one of the leading passenger and cargo airlines in Latin America.  The company and its affiliates serve over 70 destinations around the world through an extensive network that offers full connectivity within Latin America, while also linking the region with North America, Europe and the South Pacific, as well as 70 additional international destinations through its various alliances.  LAN Airlines and its affiliates have a leading position in their respective domestic markets of Chile and Peru as well as an important presence in the Argentinean and Ecuadorian domestic markets.

Currently, LAN Airlines and its affiliates operate one of the most modern fleets in the world, with 91 passenger aircraft.  LAN Cargo and its respective affiliates have a fleet of 11 dedicated freighters.  The Company has one the youngest fleets in the world which has meant greater efficiency and a significant reduction in CO2 emissions, reflecting its strong commitment to environmental protections.

LAN is one of the few Investment Grade airlines in the world (BBB).  The company’s world class quality standards enabled its membership in oneworld™, an alliance of leading global airlines of which LAN has been a member for over 10 years.  For information please visit www.lan.com.

About TAM

TAM Airlines (www.tamairlines.com.br), a member of Star Alliance, leads the Brazilian domestic market since July 2003 and has ended the month of September with a 42.4% market share.  The company flies to 44 destinations in Brazil.  With the business agreements signed with regional companies, it goes to 88 different destinations in national territory. TAM’s market share among Brazilian airlines that operate international flights was of 84.5% in September. International flights include direct flights to 17 destinations in the United States, Europe and South America:  New York, Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). Furthermore it has codeshare agreements that allow sharing seats in flights with international companies, thus allowing passengers to travel to another 78 destinations in the USA, South America, Europe and Asia.  The Star Alliance network, in turn, offers flights to 1172 airports in 181 countries. TAM is a pioneer in launching a loyalty program for the airline in Brazil. TAM Fidelidade has already distributed 10.8 million airplane tickets through point redemption and is part of the Multiplus, which now has 7.2 million members.

Forward Looking Statements

This press release contains forward-looking statements, including with respect to the negotiation, implementation and effects of the proposed combination.  Such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them.  Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

ADDITIONAL INFORMATION ABOUT THE BUSINESS COMBINATION AND WHERE TO FIND IT:

This press release relates to a proposed business combination between Lan Airlines S.A. (“LAN”) and TAM S.A. (“TAM”), which will become the subject of a registration statement and prospectus to be filed with the SEC by LAN.  This press release is not a substitute for the registration statement, prospectus and offering materials that LAN and the new entity will file with the SEC or any other documents that they may file with the SEC or send to shareholders in connection with the proposed combination.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.  All such documents, if filed, would be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to LAN Investor Relations, at 56-2-565-8785 or by e-mail at investor.relations@lan.com, or to TAM Investor Relations, at 55-11-5582-9715 or by e-mail at invest@tam.com.br.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2010

LAN AIRLINES S.A.

	By:	/s/ Cristian Toro Cañas
Name: Cristian Toro Cañas
Title: Senior Vice President and General Counsel